EHXIBIT 99.1
Citizens, Inc. Reports First Quarter 2011 Results
AUSTIN, TEXAS (May 5, 2011) — Citizens, Inc. (NYSE: CIA) today reported results for the first quarter ended March 31, 2011.
Rick D. Riley, Vice Chairman and President, said, “We saw revenues rise as premium income increased 5.8%, driven by our strong international and home service sales despite lower investment income in the current period. Consumers in our targeted, niche markets have again responded positively to our life insurance product portfolios.”
Mr. Riley noted, “Citizens has steadily grown its life insurance business and we expect bottom-line performance will be positively impacted when investment yields begin to improve for future investments.”
Citizens, Inc. net income was $1.8 million or $0.04 and $0.03 per basic and diluted Class A common share for the three months ended March 31, 2011 compared to $1.6 million, or $0.03 per basic and diluted Class A share, for the same period of 2010.

(In thousands, except per share amounts)	YTD11	YTD10
Premiums	$37,228	35,190
Net investment income	$7,514	8,349
Net realized gains	$19	59
Decrease (increase) in fair value of warrants	$399	(114)
Total revenue	$45,283	43,832
Net income applicable to common stock	$1,780	1,605
Net income per diluted share of Class A common stock	$0.03	0.03
Weighted average shares of Class A common stock (diluted)	48,731	48,686
Consolidated results
•
Total revenues — Total revenue increased 3.3% for the first quarter ended March 31, 2011, as premium growth outpaced lower investment income. Total revenue, excluding the change in fair value of warrants, increased 2.1% for the same period.

•
Net income — Net income rose 10.9% for the three months ended March 31, 2011. On an after-tax basis, realized gains and the change in the fair value of warrants increased net income by $0.4 million, or $0.01 per share of diluted Class A common stock, compared with a minimal loss of $76,000 for those items in the prior year’s first quarter.

•	Book value — Book value per share rose 1.3% to $4.64 at March 31, 2011, compared with $4.58 at year-end 2010, reflecting net income and portfolio appreciation.
Continued

EXHIBIT 99.1, Continued
Insurance operations
•	Life insurance — Total premiums rose 7.1% for the first quarter of 2011, while income before income taxes declined primarily because of an increase in future policy benefit reserves expense.
•
Life first-year premiums increased almost 28% for the three months ended March 31, 2011, and represent approximately 15% and 13% of total life premiums for 2011 and 2010, respectively. Sales remained strong internationally with Colombia, Venezuela and Taiwan continuing as the top producing countries. International persistency trends also remained favorable with renewals accounting for the remaining 85% of premiums for the first quarter of 2011 and 87% for the same period in 2010.

•
Due to our international clients’ focus on contract guarantees, endowment sales now represent approximately 75% of international new business sales. The increase in future policy benefit reserves correlates to the increase in endowment sales, which produce a faster reserve build up than whole life products.

•	Domestic life insurance premiums were consistent as the majority of the domestic life insurance business is from blocks of business acquired over the past 15 years.
•
Home service — Total premiums rose 2.8% for the first quarter, and income before income taxes rose 75%, primarily because the portion of underwriting expenses allocated to the home service operation was reduced as part of a routine internal review of ongoing business activities and reflects efficiencies in operations gained after integration onto Citizens’ computer systems.

•	The number of new home service policies written in the first quarter rose 10% as the Company continued its expansion into Arkansas and Mississippi.

•	Death claims were down 4.9% in the quarter, and property casualty losses related to first-quarter weather events in the Company’s home service markets were within normal levels.
Investments
•
Invested assets — Total invested assets grew 4.5% to $758.6 million at March 31, 2011 from $725.7 million at year-end 2010 primarily because of cash flow from premium income, and to a lesser extent, market appreciation on investments carried at fair value in the first three months of the year. Fixed maturity securities represented 90.7% of the portfolio at March 31, 2011, compared with 90.4% at year-end 2010.

•	The Company made approximately $54.0 million in new investments in the first quarter of 2011, primarily investing in highly-rated municipals and corporate utility issuers.

•
Cash and cash equivalents decreased to 4.7% from 6.4% of cash and invested assets, reflecting the timing of reinvesting the proceeds of U.S. government-sponsored enterprise fixed maturity investment calls.

Continued

EXHIBIT 99.1, Continued
•
Investment income — First quarter net investment income declined as annualized yield on the portfolio declined to 4.0% from 5.0% a year ago due to prevailing interest rates. The Company continued to experience high call volume, which began in the second quarter of 2010. The continued call activity and lower yields on new investments is likely to result in lower investment income in the near term despite the higher level of invested assets.

•
Realized gains and losses — Realized gains and losses in the portfolio during the first quarters of 2011 and 2010 were modest and the Company recorded no other-than-temporary impairment charges in either period.

Investor Conference Call
Citizens will host a conference call to discuss operating results on Friday, May 6, at 10 a.m. Central Time. The conference call will be hosted by Rick D. Riley, Vice Chairman and President, Kay Osbourn, Chief Financial Officer, and other members of the Company’s management team. To participate, please dial (888) 674-0222 and ask to join the Citizens call. We recommend accessing the call three to five minutes before the call is scheduled to begin. A recording of the conference call will be available on the Citizens, Inc. website at www.citizensinc.com in the Investor Information section under News Release & Publications following the call.
About Citizens, Inc.
Citizens, Inc. is a financial services company listed on the New York Stock Exchange under the symbol CIA. The Company utilizes a three-pronged strategy for growth based upon worldwide sales of U.S. Dollar-denominated ordinary life cash value insurance policies, life insurance product sales in the U.S. and the acquisition of other U.S.-based life insurance companies.
For additional information regarding the quarter’s results, our Quarterly Report on Form 10-Q for the three months ended March 31, 2011 is available on our website at www.citizensinc.com.
Safe Harbor
Information herein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by words such as “may,” “will,” “expect,” “anticipate” or “continue” or comparable words. In addition, all statements other than statements of historical facts that address activities that the Company expects or anticipates will or may occur in the future are forward-looking statements. Readers are encouraged to read the SEC reports of the Company, particularly its Form 10-K for the fiscal year ended December 31, 2010, its quarterly reports on Form 10-Q and its current reports on Form 8-K, for the meaningful cautionary language disclosing why actual results may vary materially from those anticipated by management. The Company undertakes no duty or obligation to update any forward-looking statements contained in this release as a result of new information, future events or changes in the Company’s expectations. The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Operations
Three Months Ended March 31,
(In thousands, except per share amounts)
(Unaudited)

	2011	2010
Revenues:
Premiums:
Life insurance	$35,611	33,596
Accident and health insurance	372	414
Property insurance	1,245	1,180
Net investment income	7,514	8,349
Realized gains, net	19	59
Decrease (increase) in fair value of warrants	399	(114)
Other income	123	348

Total revenues	45,283	43,832

Benefits and expenses:
Insurance benefits paid or provided:
Claims and surrenders	14,879	15,577
Increase in future policy benefit reserves	12,318	9,545
Policyholders’ dividends	1,662	1,570

Total insurance benefits paid or provided	28,859	26,692
Commissions	9,072	8,128
Other underwriting, acquisition and insurance expenses	6,610	6,853
Capitalization of deferred policy acquisition costs	(7,165)	(5,995)
Amortization of deferred policy acquisition costs	4,520	4,944
Amortization of cost of customer relationships acquired and other intangibles	654	838

Total benefits and expenses	42,550	41,460

Income before federal income tax	2,733	2,372
Federal income tax expense	953	767

Net income	$1,780	1,605

Net income applicable to common stockholders	$1,780	1,605

Per Share Amounts:
Basic earnings per share of Class A common stock	$0.04	0.03

Basic earnings per share of Class B common stock	$0.02	0.02

Diluted earnings per share of Class A common stock	$0.03	0.03

Diluted earnings per share of Class B common stock	$0.01	0.02

P.O. Box 149151 • Austin, Texas 78714-9151 • Phone (512) 837-7100 • Fax: (512) 836-9334
email: PR@citizensinc.com • website: www.citizensinc.com

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Financial Position
(In thousands)

	March 31,	December 31,
Assets	2011	2010
	(Unaudited)
Investments:
Fixed maturities available-for-sale, at fair value	$620,614	575,737
Fixed maturities held-to-maturity, at amortized cost	67,078	80,232
Equity securities available-for-sale, at fair value	23,815	23,304
Mortgage loans on real estate	1,478	1,489
Policy loans	36,306	35,585
Real estate held for investment	9,168	9,200
Other long-term investments	146	148

Total investments	758,605	725,695
Cash and cash equivalents	37,450	49,723
Accrued investment income	8,432	7,433
Reinsurance recoverable	9,397	9,729
Deferred policy acquisition costs	128,325	125,684
Cost of customer relationships acquired	30,962	31,631
Goodwill	17,160	17,160
Other intangible assets	1,012	1,019
Federal income tax receivable	—	1,914
Property and equipment, net	7,389	7,101
Due premiums, net	8,184	8,537
Prepaid expenses	1,850	474
Other assets	728	406

Total assets	$1,009,494	986,506

(Continued)
P.O. Box 149151 • Austin, Texas 78714-9151 • Phone (512) 837-7100 • Fax: (512) 836-9334
email: PR@citizensinc.com • website: www.citizensinc.com

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Financial Position, Continued
(In thousands, except share amounts)

	March 31,	December 31,
Liabilities and Stockholders’ Equity	2011	2010
	(Unaudited)
Liabilities:
Policy liabilities:
Future policy benefit reserves:
Life insurance	$649,030	637,140
Annuities	43,071	42,096
Accident and health	5,705	5,910
Dividend accumulations	9,817	9,498
Premiums paid in advance	24,399	23,675
Policy claims payable	10,815	10,540
Other policyholders’ funds	8,085	8,191

Total policy liabilities	750,922	737,050
Commissions payable	2,363	2,538
Federal income tax payable	128	—
Deferred federal income tax	9,806	9,410
Payable for securities in process of settlement	5,973	—
Warrants outstanding	1,188	1,587
Other liabilities	8,655	8,287

Total liabilities	779,035	758,872

Commitments and contingencies
Stockholders’ equity:
Common stock:
Class A	256,703	256,703
Class B	3,184	3,184
Accumulated deficit	(20,801)	(22,581)
Accumulated other comprehensive income:
Unrealized gains on securities, net of tax	2,384	1,339

	241,470	238,645
Treasury stock, at cost	(11,011)	(11,011)

Total stockholders’ equity	230,459	227,634

Total liabilities and stockholders’ equity	$1,009,494	986,506

P.O. Box 149151 • Austin, Texas 78714-9151 • Phone (512) 837-7100 • Fax: (512) 836-9334
email: PR@citizensinc.com • website: www.citizensinc.com